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Exhibit (a)(1)(i)
Email from Thomas St. Dennis dated April 3, 2003

From:	Tom St. Dennis
Subject:	Stock Option Exchange Program
Date:	April 3, 2003

Dear Wind River Employees:

        On March 21, 2003, I sent you two emails regarding our Stock Option Exchange Program. As required by the United States securities laws, we filed all documents associated with the Stock Option Exchange Program with the Securities and Exchange Commission (the "SEC"). As is often the case with this type of filing, the SEC has exercised its right to review the documents we filed and requested that we make certain changes to the documents, specifically the Offer to Exchange.

        We have summarized the changes to the Offer to Exchange below. With the exception of the extension of the expiration time from 5:00 p.m., Pacific time, on April 17, 2003 to 11:59 p.m., Pacific time, on April 17, 2003, we do not believe that the other changes to the Offer to Exchange discussed below affect any of the material terms of the offer.

        We have amended the Offer to Exchange to extend the time at which the offer expires to 11:59 p.m., Pacific time, on April 17, 2003. Additionally, we have amended the Offer to Exchange to incorporate the modifications requested by the SEC in the following sections: Frequently Asked Questions (Questions 2, 6, 33 and 45), Section 4 ("Purpose of the Offer"), Section 5 ("Procedures for Tendering Eligible Options"), Section 7 ("Acceptance of Eligible Options for Exchange and Issuance of New Options"), Section 15 ("Material United States Federal Income Tax Consequences) and Section 17 ("Extension of Offer; Termination; Amendment").

        The amended version of the Offer to Exchange is available on our intranet home page at http://internal.wrs.com and can also be accessed at the SEC's web site at www.sec.gov.

        In order to participate in the Stock Option Exchange Program, you must properly complete and sign an Election Form and return it to Pam Sheridan before the offer expires at 11:59 p.m., Pacific time, on April 17, 2003, by fax at (510) 749-2944, by hand delivery at office B3081 in Alameda or by United States or international mail to Pam Sheridan, Wind River Systems, Inc., 500 Wind River Way, Alameda, CA 94501, U.S.A. If Pam Sheridan has not RECEIVED a properly completed and signed Election Form before the time and date the offer expires, you will have rejected this offer and you will keep your current options.

        If you have any questions about the Stock Option Exchange Program or the amendments to the Offer to Exchange discussed above, please send an email to optionexchange@windriver.com or call the Option Exchange Help Line at (510) 749-2995.

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  Exhibit (a)(1)(i) Email from Thomas St. Dennis dated April 3, 2003